VIA EDGAR FILING
November 30, 2005
Daniel L. Gordon
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Reading International, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 25, 2005
File No. 1-8625
Dear Mr. Gordon,
     Thank you for your letter dated October 31, 2005 and for the subsequent clarification telephone conversations with Mr. Webster.
     We feel that based on our responses provided in this letter, we have further enhanced the goal stated in your letter of the 19th September 2005 of enhancing the overall disclosure of our 2004 10-K filing.
Form 10-K
1. Please file your amended Form 10-K with the agreed upon changes incorporated in the filing.
Response:
     We are ready to proceed with our filing as agreed, but would like to resolve the last outstanding issue below, with you prior to the filing.
Note 17 — Commitments and Contingencies
Tax Audit, page 96
2. We have reviewed your response to comment 6. Please tell us and disclose the amount recorded within other current income taxes payable as the best estimate of your settlement with the IRS. In addition, please disclose in your amendment to your Form 10-K whether the Company believes the probability of a loss is probable, reasonably possible or remote.

Response:
     We have included within current income taxes payable our best estimate of the probable settlement amount with the IRS and we have provided adequate disclosure in accordance with SFAS 109 “Accounting for Income Taxes”, Regulation S-X and SFAS 5 “Accounting for Contingencies”.
     Specifically, we considered the following paragraphs of SFAS 5:
     Paragraph 8:
“An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:
a)	Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.
b)	The amount of loss can be reasonably estimated.”
We have estimated and accrued an appropriate liability as of 12/31/04, based on our estimate of the probable future settlement of the case.
     Paragraph 9:
“Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued may be necessary for the financial statements not to be misleading.”
We have disclosed in our financial statements our income tax liabilities, noting that such liabilities are “including income tax contingencies related to...the 1996 Tax Audit”. We have disclosed that our total current income tax liability is $6.3 million and we have separately noted that the IRS has offered to settle for $8 million. As such, we do not consider it is necessary for us to separately disclose the loss contingency in further detail for the financial statements not to be misleading.
     Paragraph 10:
“If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. 6 The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.”

An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8 and we have provided substantial disclosure related to the nature of the contingency and an estimate of the range of loss.
     We do not believe that further disclosure is required in the 2004 financial statements. We propose to include further information as it develops in a future filing. While we do not consider this to be necessary disclosure, in future filings we will include a statement indicating that the we consider the likelihood of losing the IRS litigation to be remote and that we have accrued our best estimate of the probable loss upon settlement in current income taxes payable. As of December 31, 2004, this amount was $3.1 million.
     We await your comments re the above responses and hope that they would have fully satisfied your enquiries.

Sincerely,
Andrzej J. Matyczynski
Chief Financial Officer
Tel: 213 235 2238